Exhibit 99.(a)(6)

The Malaysia Fund, Inc. Announces

Extension of Tender Offer

(For Immediate Release)

NEW YORK, November 14, 2011 – The Malaysia Fund, Inc. (NYSE: MAY) (the “Fund”) announced today that it is extending its tender offer for 377,214 of its issued and outstanding shares of common stock, representing approximately 5 percent of the Fund’s outstanding shares.

On October 17, 2011, the Fund commenced a tender offer to purchase up to 377,214 of its issued and outstanding shares of common stock at a price equal to 98 percent of net asset value as of the close of the New York Stock Exchange (NYSE) the day following the expiration of the tender offer.  The tender offer was originally scheduled to expire on November 14, 2011 at 11:59 p.m. New York time.  The Fund has determined to extend the expiration date of the tender offer until 11:59 p.m. New York time on November 28, 2011, unless further extended.  All other terms and conditions of the tender offer remain unchanged.

Shareholders who previously tendered their shares in the tender offer do not need to take any further action.

This announcement is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Fund’s tender offer is being made only by an Offer Notice, a related Letter of Transmittal and other documents, which have been filed with the Securities and Exchange Commission. Stockholders of the Fund should read the Offer Notice, tender offer statement and related exhibits, as they contain important information about the tender offer. These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the Fund.  For further information, please contact Georgeson, the Fund’s information agent, at 866-729-6818.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has approximately 630 investment professionals around the world and approximately $268 billion in assets under management or supervision as of September 30, 2011.  MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,300 offices in 42 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.